

DIVISION OF
CORPORATION FINANCE

MAIL STOP 3561

December 11, 2009

Mr. Alex Stelmak
Chief Executive Officer
Advanced Technologies Group, Inc.
331 Newman Springs Road, Suite 143
Red Bank, NJ 07701

> **Re:** **Advanced Technologies Group, Inc.**
> **Form 10-K**
> **File No. 000-30987**
> **Filed May 18, 2009**
> **Form 10-K/A**
> **Filed November 19, 2009**
> **Supplemental Response Letter**
> **Dated November 17, 2009**

Dear Mr. Stelmak:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended January 31, 2008

Item 9A – Controls and Procedures, page 20

1.   We note that management concluded that disclosure controls and procedures <u>and</u> internal control over financial reporting were effective as of the end of the fiscal

year (i.e. January 31, 2009) in your amended Form 10-K. Please tell us how management considered the restatement of your financial statements in their conclusion regarding the effectiveness of your disclosure controls and procedures <u>and</u> internal control over financial reporting. Your response should provide a detailed analysis of the factors considered to support management's conclusion on each item. Alternatively, please amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures <u>and</u> internal control over financial reporting along with a discussion of management's remediation plans.

<u>Financial Statements</u>

<u>Notes to Financial Statements</u>

<u>General</u>

2.   It appears that you have presented your investment in FX Direct as a discontinued operation. Please tell us what authoritative literature you used to support such presentation. Please note that investments in equity securities accounted for under the cost method (i.e. FX Direct) are not within the scope of FASB ASC 360-10-15-5.

3.   It appears that you have removed certain footnote disclosures from your amended filing. For example, it appears that the footnote regarding subsequent events is no longer provided. Please revise or tell us why these disclosures were removed.

<u>Form 10-Q/A for the Quarter Ended April 30, 2009 and</u>
<u>Form 10-Q/A for the Quarter Ended July 31, 2009</u>

4.   In connection with our comment above, please revise your Forms 10-Q for the quarters ended April 30, 2009 and July 31, 2009, as necessary, to provide management's updated assessment regarding the effectiveness of your disclosure controls and procedures.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Dave Link at (202) 551-3356 at with any other questions.

Sincerely,

John Reynolds
Assistant Director

Cc: Brian Brodrick
Fax: (212) 262-5152